

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

October 14, 2009

<u>By Facsimile and U.S. Mail</u>

Mr. Michael I. Williams
Chief Financial Officer
Maine & Maritimes Corporation
209 State Street
Presque Isle, ME 04769

> **Re:** **Maine & Maritimes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 18, 2009**
> **File No. 3-103749**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief